UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Minerva Surgical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60343F106
(CUSIP Number)

Accelmed Partners II L.P.
Ugland House, South Church Street
PO Box 309
Grand Cayman KY1-1104, Cayman Islands
Attn: Uri Geiger
(305) 854-6815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 60343F106
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1	NAMES OF REPORTING PERSONS
Accelmed Partners II L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As a result of the potential Contribution (as described in Item 4), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 34,437,052 shares of common stock, $0.001 par value per share (the “Common Stock”), of Minerva Surgical, Inc. (the “Issuer”) reported as beneficially owned by New Enterprise Associates 13, L.P. (or one or more of its affiliates) (“New Enterprise Associates”) in New Enterprise Associates’ filings with the Securities and Exchange Commission (the “Commission”), and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) The calculation of the foregoing percentage is based on 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023.

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1	NAMES OF REPORTING PERSONS
Accelmed Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As a result of the potential Contribution (as described in Item 4), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 34,437,052 shares of Common Stock reported as beneficially owned by New Enterprise Associates in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) The calculation of the foregoing percentage is based on 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023.

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1	NAMES OF REPORTING PERSONS
Accelmed Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As a result of the potential Contribution (as described in Item 4), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 34,437,052 shares of Common Stock reported as beneficially owned by New Enterprise Associates in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) The calculation of the foregoing percentage is based on 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023.

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1	NAMES OF REPORTING PERSONS
Uri Geiger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) As a result of the potential Contribution (as described in Item 4), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 34,437,052 shares of Common Stock reported as beneficially owned by New Enterprise Associates in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The calculation of the foregoing percentage is based on 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023.

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Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on February 9, 2023 (the “Initial Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”), and relates to the shares of Common Stock.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Initial Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is hereby supplemented with respect to the five year period preceding this Amendment No. 1 by the following:

(d)-(e) None of Accelmed Partners II L.P. (“Accelmed LP”), Accelmed Partners II GP L.P. (“Accelmed GP”), Accelmed Partners II, LLC (“Accelmed LLC”) and Uri Geiger (collectively, the “Reporting Persons”) nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

A majority of the Issuer’s Board of Directors is composed of directors, including Uri Geiger, designated by Accelmed LP. Accelmed LP currently has the right to designate a majority of the directors of the Issuer’s Board of Directors and may from time-to-time alter the composition of the Issuer’s Board of Directors.

The Reporting Persons acquired shares of Common Stock described in this Schedule 13D for investment purposes. From time to time, the Reporting Persons intend to engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage.

As of July 6, 2023, Accelmed LP, together with New Enterprise Associates, are considering effecting a transaction pursuant to which (i) the Common Stock may be delisted from trading on the Nasdaq Capital Market and (ii) the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Act”), would be terminated (a “Take Private Transaction”).  In connection with a potential Take Private Transaction, Accelmed LP is evaluating acquiring shares of Common Stock of the Issuer from existing stockholders in one or more privately negotiated transactions (the “Private Purchases”) and may discuss the Private Purchases with certain existing stockholders of the Issuer.

Although the Reporting Persons are continuing to evaluate whether to effect a Take Private Transaction and, if so, the structure to be utilized, the Reporting Persons are evaluating a Take Private Transaction structure pursuant to which each of Accelmed LP and New Enterprise Associates would contribute all of the shares of Common Stock currently owned by them to a newly-formed Delaware corporation (“Parent”) pursuant to a Contribution and Exchange Agreement (the “Contribution”) to be negotiated among such persons.  The Reporting Persons contemplate that a Contribution, effected in connection with certain Private Purchases, would result in Parent owning greater than 90% of the total issued and outstanding shares of Common Stock (based upon 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023).

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Promptly following the Contribution, if undertaken, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct a “short-form” merger (the “Merger”) with and into the Issuer pursuant to Section 253 (“Section 253”) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Issuer surviving the Merger.  Pursuant to such a Merger, each share of Common Stock (other than shares of Common Stock held by the Issuer or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive a cash amount.

If the Contribution transaction described above were consummated, Parent would be authorized under Section 253 to effect the Merger without the approval of the Issuer’s Board of Directors or stockholders.

As a result of the potential Contribution, the Reporting Persons and New Enterprise Associates may be deemed to be members of a group for purposes of Section 13(d) of the Act.  The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by New Enterprise Associates in filings with the Commission, and such shares are not, and will not be, included in the number of shares reported as beneficially owned by the Reporting Persons on the cover pages hereto.

The Reporting Persons review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason.  In addition, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may determine (1) to acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer) or private transactions, in each case, as permitted by the Share Purchase Agreement, dated December 27, 2022, by and among the Issuer, Accelmed LP and New Enterprise Associates 13, L.P., or (3) to take any other available course of action. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.

In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer and potential transactions being considered by the Reporting Persons, including a Take Private Transaction or other extraordinary corporate transactions. In connection with the evaluation of such transactions, the Reporting Persons may exchange information with interested parties and advisors, subject to appropriate confidentiality or similar arrangements, and such communications may occur at preliminary stages of communication before forming any intention to pursue any particular plan. Further, the Reporting Persons may undertake Private Purchases whether or not a Take Private Transaction is pursued.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended as follows:

The information set forth on the cover pages of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6 and amends and supplements Item 6 of the Initial Schedule 13D accordingly.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2023
ACCELMED PARTNERS II L.P.

By Accelmed Partners II GP L.P., its general partner

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP L.P.

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual